

Mail Stop 4561

May 25, 2017

Michael D. Prinn
Chief Executive Officer
Bridgeline Digital, Inc.
80 Blanchard Road
Burlington, MA 01803

     Re: Bridgeline Digital, Inc.
              Registration Statement on Form S-3
              Filed May 19, 2017
              File No. 333-218116

Dear Mr. Prinn:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

                               Sincerely,

                               /s/ Jan Woo

                               Jan Woo
                               Branch Chief - Legal
                               Office of Information Technologies
                               and Services

cc: Jessica R. Sudweeks, Esq.
        Disclosure Law Group, P.C.